UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Pfenex Inc.
File Nos. 001-36540 and 333-196539

CF#34986

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Pfenex Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2014 and a Form S-1 filed on June 5, 2014, as amended.

Based on representations by Pfenex Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.4	10-Q	11/14/2014	May 5, 2020
10.8	S-1	6/5/2014	May 5, 2020
10.12	S-1	6/5/2014	May 5, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary